SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

29 April 2020

Update on arrangements for Annual General Meeting

Prudential plc ("Prudential") today provides an update on arrangements for shareholders at its Annual General Meeting ("AGM") on Thursday, 14 May 2020.

The UK Government has introduced measures to limit the spread of Covid-19 by prohibiting non-essential travel and public gatherings of more than two people. In light of these restrictions and to protect the health of Prudential's shareholders and employees, the Board has decided, with regret, that shareholders will not be able to attend the AGM in person. The Board continues to regard the AGM as an important opportunity to engage with shareholders and has therefore made the following arrangements:

●        Shareholders are encouraged to send questions to the Board in advance of the AGM to secretariat@prudentialplc.com and, where appropriate, responses will be published at www.prudentialplc.com/investors/shareholder-information/agm/2020 by Thursday, 21 May 2020.
●        Both retail and institutional shareholders should vote in advance of the AGM and instruct the "Chairman of the Meeting" to vote on their behalf. Further details are set out below.
●        The results of the resolution votes will be announced on stock exchanges in London, Hong Kong and Singapore and published at www.prudentialplc.com/investors/shareholder-information/agm/2020.
●        As shareholders will not be able to attend the AGM, a trading update will be published at 9.30am London time (3.30am Nashville, 4.30am New York and 4.30pm Hong Kong/ Singapore time) on Thursday, 14 May 2020 on www.prudentialplc.com and stock exchanges in London, Hong Kong and Singapore.

The AGM will continue to take place at 11.00am London time (6.00pm Hong Kong/ Singapore time) on Thursday, 14 May 2020 but will be held at 1 Angel Court, London, EC2R 7AG rather than at QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Prudential will facilitate the minimum quorum of two shareholders required to conduct the AGM's business. Please note that any shareholders attempting to attend the AGM will be refused entry.

Voting arrangements

Shareholders on the UK register should instruct the "Chairman of the Meeting" to vote on their behalf through www.shareview.co.uk, the CREST system or by sending a completed UK proxy form to proxyvotes@equiniti.com by 11.00am London time on Tuesday, 12 May 2020. Shareholders who have appointed a different proxy should contact Equiniti on 0371 384 2035 (UK) or +44 121 415 7026 (outside the UK) as soon as possible.

Shareholders on the Hong Kong register should vote in advance by sending a completed Hong Kong proxy form to hkinfo@computershare.com.hk by 6.00pm Hong Kong time on Tuesday, 12 May 2020.

Shareholders in Singapore should vote in advance by sending a completed voting instruction form  to Prudential plc, c/o The Central Depository (Pte) Limited ("CDP"), 11 North Buona Vista Drive, #01-19/20 The Metropolis Tower 2, Singapore 138589 by 5.00pm Singapore time on Monday, 4 May 2020.

This update follows Prudential's Notice of Annual General Meeting and Coronavirus (Covid-19) announcement published on Thursday, 2 April 2020.

The Board would like to thank all shareholders for their co-operation and understanding during this period of uncertainty.

Enquiries:

Media		Investors/Analysts
Jonathan Oliver	+44 (0)20 3977 9500	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin	+44 (0)20 3977 9215

Notes to Editors:

About Prudential plc
Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York. Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, nor with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 29 April 2020

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Chris Smith

Chris Smith
Deputy Group Secretary